FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc
(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82_____________.

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

Date: 7 January 2004	By:
Name: J Nicholls Title: Deputy Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 December — 31 December 2003

Information

Public Announcements/Press

Announcement
Company purchases its own securities
(01 December 2003)

Announcement
Company purchases its own securities
(02 December 2003)
Announcement
Company purchases its own securities
(03 December 2003)
Announcement
Company purchases its own securities
(04 December 2003)
Announcement
Sale and transfer of Shares by
Employee Benefit Trust Trustee
(05 December 2003)
Announcement
Company purchases its own securities
(05 December 2003)
Announcement
Company purchases its own securities
(08 December 2003)

Announcement
Company purchases its own securities
(09 December 2003)
Announcement
Messrs Walsh and Rose and Lord Blyth
inform company of their beneficial
interests
(10 December 2003)
Announcement
Company purchases its own securities
(10 December 2003)
Announcement
Company launches UK $500m Bond Issue.
(11 December 2003)

Announcement
Company purchases its own securities
(11 December 2003)

Required by/when

The Stock Exchange, London

Announcement
Sale and transfer of Shares by Employee
Benefit Trust Trustee
(12 December 2003)
Announcement
Company purchases its own securities
(12 December 2003)
Announcement
Company purchases its own securities
(15 December 2003)
Announcement
Company purchases its own securities
(16 December 2003)
Announcement
Company purchases its own securities
(17 December 2003)

Announcement
Company purchases its own securities
(18 December 2003)
Announcement
Sale and transfer of Shares by Employee
Benefit Trust Trustee
(19 December 2003)
Announcement
Company purchases its own securities
(19 December 2003)
Announcement
Mr Walsh informs company of his
beneficial interest
(22 December 2003)

Announcement
Lodgment of financial statements with UKLA
(23 December 2003)
Announcement
Mr Shanahan informs company of his
beneficial interests
(29 December 2003)
Announcement
Lodgment of 20-F with UKLA
(30 December 2003)

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	18:15 1 Dec 2003
Number	PRNUK-0112

1 December 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 300,000 ordinary shares at an average of 728.97 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:21 2 Dec 2003
Number	PRNUK-0212

2 December 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 356,000 ordinary shares at an average of 736.0 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:11 3 Dec 2003
Number	PRNUK-0312

3 December 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 739.35 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Share Repurchase
Released	17:22 4 Dec 2003
Number	PRNUK-0412

4 December 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 750,000 ordinary shares at an average of 737.982 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	13:32 5 Dec 2003
Number	PRNUK-0512

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 5 December 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 1,477 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 31,776 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 28 November 2003 at a price per Ordinary Share of £7.261 and on 3 December 2003 at prices of £7.3903 and £7.4203 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share

28.11.03	68	£7.261
03.12.03	1,349	£7.3903
03.12.03	60	£7.4203

Date of
Transaction	No of Ordinary Shares Transferred

03.12.03	31,776

The total holding of the Trust now amounts to 3,130,462 ordinary shares.

5 December 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Share Repurchase
Released	17:08 5 Dec 2003
Number	PRNUK-0512

5 December 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 750,000 ordinary shares at an average of 731.598 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:08 8 Dec 2003
Number	PRNUK-0812

8 December 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 729.3236 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:49 9 Dec 2003
Number	PRNUK-0912

9 December 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 732.434 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:33 10 Dec 2003
Number	PRNUK-1012

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 10 December 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that:

(i) the Trustee purchased 46,551 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 10 December 2003 at a price of £7.210 per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii) that the following directors of the Company were allocated Ordinary Shares on 10 December 2003 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares

N C Rose	25
P S Walsh	25

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £7.210.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee

Share Trust and the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	127,042
P S Walsh	592,800	*

* (of which 4,932 are held in the form of American Depositary Shares);

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 December 2003 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 3,177,013 Ordinary Shares.

2) that it received notification on 10 December 2003 from Lord Blyth that he has purchased 1,034 Ordinary Shares on 10 December 2003 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £7.210.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 35,992.

10 December 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:57 10 Dec 2003
Number	PRNUK-1012

10 December 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 1,500,000 ordinary shares at an average of 720.29 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Issue of Debt
Released	07:00 11 Dec 2003
Number	1269T

10 December 2003

DIAGEO LAUNCHES $500M BOND ISSUE

Diageo, the world’s leading premium drinks business, today launched and priced US dollar 500 million of 3-year SEC registered securities. Due 15 December 2006, the issue pays a coupon of 3.00%. Barclays Capital and Goldman Sachs were Joint Bookrunners. BNP Paribas, Bank of America, JP Morgan Chase and Morgan Stanley were Co-Managers. Proceeds from the issue will be used for general business purposes, including refinancing maturing debt. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. No offer of securities is being and will be made to persons who are established, domiciled or have their residence (‘are resident’) in the Netherlands. Any offer of securities and each announcement thereof is being made in compliance with, and any documents related thereto comply with, the laws and regulations of each state where persons to whom such offer is made are resident. Any public offering of securities in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed by Diageo plc, Diageo Capital plc, Diageo Finance B.V. and Diageo Investment Corporation and previously declared effective

-ends-

Investor enquiries Catherine James +44 (0) 20 7927 5272
Kelly Padgett + 00 1 202 715 1110
investor.rel@diageo.com
Media enquiries Alison Woolven + 44 (0) 20 7927 5966
media@diageo.com

Notes to editor:

Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:17 11 Dec 2003
Number	PRNUK-1112

11 December 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 450,000 ordinary shares at an average of 722.35 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	11:20 12 Dec 2003
Number	PRNUK-1212

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 12 December 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 38 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 791 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 5 December 2003 at a price per Ordinary Share of £7.3005 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share

05.12.03	38	£7.3005

Date of
Transaction	No of Ordinary Shares Transferred

09.12.03	531
11.12.03	260

The total holding of the Trust now amounts to 3,176,184 ordinary shares.

12 December 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:13 12 Dec 2003
Number	PRNUK-1212

12 December 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 1,500,000 ordinary shares at an average of 719.72 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:27 15 Dec 2003
Number	PRNUK-1512

15 December 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 675,000 ordinary shares at an average of 722.986 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:08 16 Dec 2003
Number	PRNUK-1612

16 December 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 1,000,000 ordinary shares at an average of 721.21 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:23 17 Dec 2003
Number	PRNUK-1712

17 December 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 650,000 ordinary shares at an average of 717.6512 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:21 18 Dec 2003
Number	PRNUK-1812

18 December 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 718.72 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:07 19 Dec 2003
Number	PRNUK-1912

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 19 December 2003 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 1,155 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 14,361 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 17 December 2003 at a price per Ordinary Share of £7.176 by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share

17.12.03	1,155	£7.176

Date of
Transaction	No of Ordinary Shares Sold

18.12.03	14,361

The total holding of the Trust now amounts to 3,160,668 ordinary shares.

19 December 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:15 19 Dec 2003
Number	PRNUK-1912

19 December 2003

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 625,000 ordinary shares at an average of 725.90 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:20 22 Dec 2003
Number	PRNUK-2212

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces that Mr P S Walsh, a director, notified the Company today that:

i) on 19 December 2003 he exercised an option over 5,000 of the Company’s American Depositary Shares (‘ADSs’)*, granted to him on 4 January 1996 under the Company’s US Stock Option Plan at a price of $29.38 per ADS; and

ii) on 22 December 2003, he sold 4,750 ADSs at a price of $51.69 per ADS.

The balance of 250 ADSs was retained by Mr Walsh in his own name, in the form of Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’).

As a result of these transactions, Mr Walsh’s beneficial interest in the Company’s Ordinary shares (excluding options, awards under the Company’s LTIPs and also interests as a potential beneficiary of Diageo Employee Benefit Trust, Grand Metropolitan No. 2 Employee Share Trust and Pillsbury 401 (K) Savings Plan) has increased to 593,800 of which 4,932 are held in the form of ADSs.

* 1 ADS is equivalent to 4 Ordinary Shares.

22 December 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Report and Accounts
Released	11:28 23 Dec 2003
Number	PRNUK-2312

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 23 PARAGRAPH 23.23 OF

CONTINUING OBLIGATIONS

Diageo plc announces that in accordance with Chapter 23 paragraph 23.23 of the Listing Rules, two copies of the audited financial statements for Diageo Capital plc, Diageo Enterprises, Diageo Finance plc and Diageo Investment Corporation for the year ended 30 June 2003 have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility.

23 December 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	16:35 29 Dec 2003
Number	PRNUK-2912

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’), announces that Mr W S Shanahan, a director, notified the Company on 24 December 2003 that he became aware on 23 December 2003 that he had acquired a beneficial interest in a further 88.823 American Depositary Shares in the Company (‘ADS’). These ADSs were acquired by a broker on Mr Shanahan’s behalf on 4 November 2003 at a price of $47.83 per ADS, by way of reinvestment of the dividend paid by the Company on 31 October 2003.

As a result of these transactions, Mr Shanahan’s beneficial interest In ADSs Is 4,088.823. One ADS is the equivalent of four ordinary shares of 28 101/108 pence in the Company.

Mr Shanahan also has a beneficial interest in 850 9.42% Cumulative Preferred Securities, Series A of Grand Metropolitan Delaware, L.P., a subsidiary of the Company.

29 December 2003

END

Company	Diageo PLC
TIDM	DGE
Headline	Doc re 20-F
Released	12:25 30 Dec 2003
Number	PRNUK-3012

TO:	Regulatory Information Service

PR Newswire

RE:	LISTING RULES

CONTINUING OBLIGATIONS

Diageo plc announces that two copies of its 20-F for the year ended 30 June 2003 have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility.

30 December 2003

END